Exhibit 99.3

10 | 27 | 2013

Wipro Limited

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

(in millions, except share and per share data, unless otherwise stated)

Particulars Quarter ended June 30, 2013 March 31, 2013 June 30, 2012* Year ended March 31, 2013

1 Income from operations

a) Net Sales/income from operations (net of excise duty) 97,332 96,131 92,476 376,851

b) Other operating income - - - -

Total income from operations (net) 97,332 96,131 92,476 376,851

2 Expenses

a) Cost of materials consumed 351 1,085 998 3,541

b) Purchase of stock-in-trade 6,418 6,361 7,253 27,235

c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process (328) 128 (486) (183)

d) Employee compensation 48,328 46,123 43,532 179,627

e) Depreciation and amortisation expense 2,501 2,429 2,454 9,913

f) Sub contracting/technical fees/third party application 10,206 9,573 8,744 36,186

g) Other expenditure 12,154 13,303 12,523 50,560

Total expense 79,630 79,002 75,018 306,879

3 Profit from operations before other income, finance costs and exceptional items (1-2) 17,702 17,129 17,458 69,972

4 Other Income 3,361 3,077 2,413 11,317

5 Profit from ordinary activities before finance costs

and exceptional items (3+4) 21,063 20,206 19,871 81,289

6 Finance Cost 495 395 1,292 2,693

7 Profit from ordinary activities after finance costs but before exceptional items (5-6) 20,568 19,811 18,579 78,596

8 Exceptional items - - - -

9 Profit from ordinary activities before tax (7+8) 20,568 19,811 18,579 78,596

10 Tax expense 4,251 3,973 3,831 16,912

11 Net profit from ordinary activities after tax (9-10) [Continuing Operations] 16,317 15,838 14,748 61,684

12 Profit after tax from discontinued operations - 1,535 1,151 5,012

13 Net profit for the period (11+12) 16,317 17,373 15,899 66,696

14 Share in earnings of associates - - - -

15 Minority interest (84) (86) (97) (337)

16 Net profit after taxes, minority interest and share of profit of associates (13+14+15) 16,233 17,287 15,802 66,359

17 Paid up equity share capital (Face value 2 per share) 4,928 4,926 4,920 4,926

18 Reserves excluding revaluation reserves as per Balance Sheet of previous accounting year 278,886

19 EARNINGS PER SHARE (EPS)

Basic (in ) 6.61 7.04 6.45 27.05

Diluted (in ) 6.60 7.02 6.43 26.98

From continuing operations

Basic (in ) 6.61 6.42 5.98 25.01

Diluted (in ) 6.60 6.40 5.96 24.95

20 Public shareholding (1)

Number of shares 604,568,320 492,294,812 490,101,055 492,294,812

Percentage of holding 25.02% 19.99% 19.92% 19.99%

21 Promoters and promoter group shareholding

a) Pledged/Encumbered

- Number of shares Nil Nil Nil Nil

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) Nil Nil Nil Nil

- Percentage of shares (as a % of the total share capital of the Company) Nil Nil Nil Nil

b) Non-encumbered

- Number of shares (2) 1,812,022,464 1,927,880,883 1,927,880,883 1,927,880,883

- Percentage of shares (as a % of the total shareholding of promoter and promoter group) 100% 100% 100% 100%

- Percentage of shares (as a % of the total share capital of the Company) 74.98% 78.28% 78.37% 78.28%

*Refer Note 10.

(1) Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)

(2) Includes 440,557,453 (March 31, 2013: 501,557,453 ; June 30, 2012: 206,030,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of Complaints received for the period April 01, 2013 to June 30, 2013

S1. No. Nature of the complaint Nature Opening balance 01.04.2013 Complaints received during the quarter Complaints disposed during the quarter Unresolved

1 Non-Receipt of Securities Complaint - 30 30 -

2 Non-Receipt of Annual Reports Complaint - 9 9 -

3 Correction/Duplicate/ Revalidation of dividend warrants Request - 101 101 -

4 SEBI/Stock Exchange Complaints Complaint - 7 7 -

5 Non Receipt of Dividend warrants Complaint - 65 65 -

TOTAL - 212 212 -

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1. The condensed consolidated interim financial results of the Company for the quarter ended June 30, 2013 have been approved by the directors of the Company at its meeting held on July 26, 2013. The statutory auditors have expressed an unqualified audit opinion.

2. The above interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3. The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a. Derivative financial instruments;

b. Available-for-sale financial assets; and

c. The defined benefit asset is recognised as plan assets, unrecognized past service cost, less the present value of the defined benefit obligation.

4. The condensed consolidated interim financial statements incorporate the financial statements of the Parent Company and entities controlled by the Parent Company (its subsidiaries). Control is achieved where a company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. All intra-company balances, transactions, income and expenses including unrealized income or expenses are eliminated in full on consolidation.

5. The total revenue from continuing operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to 14, 9 and 7 for the quarter ended June 30, 2013, March 31, 2013 and June30, 2012, respectively and 31 for the year ended March 31, 2013.

6. Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. The counter party in these derivative instruments is a bank and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in Millions)

As at June 30, 2013 As at March 31, 2013

Designated derivative instruments

Sell $767 $777

£107 £61

¥ - ¥ -

€113 €108

AUD14 AUD9

Interest rate swaps $150 $30

Net investment hedges in foreign operations

Cross-currency swaps Y- ¥24,511

Others $342 $357

€40 €40

Non designated derivative instruments

Sell $858 $1,241

£63 £73

€63 €47

AUD60 AUD60

¥882 ¥ -

SGD8 SGD-

ZAR88 ZAR-

Buy $689 $767

¥ - ¥1,525

Cross currency swaps ¥ - ¥7,000

7. The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended June 30, 2013, are available on our company website www.wipro.com

8. Segment Information The Company is organised by business, which primarily includes IT Services (comprising of IT Services and BPO Services) and IT Products and Others. Consequent to the demerger of Consumer Care and Lighting, Infrastructure Engineering and other non-IT businesses (collectively, “the Diversified Business”), the Company has re-organised the IT Services business with the object of making industry practice its focal point for performance evaluation and internal financial reporting and decision making. Consequently, the format for reporting IT services business has been changed to industry segments (Industry practice). Industry segments primarily consist of Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and Hi-tech (MFG) and Global Media and Telecom (GMT).

The IT Services reportable segment information for the comparative period by industry class of customers is not restated to reflect the above change since the meaningful segregation of the data is impracticable and cost to develop it is excessive. However, as required under IFRS 8, the Company has presented segment information for the current period on both the old basis and new basis of segmentation.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Information on reportable segment on the new basis of segmentation for the three months ended June 30, 2013 is as follows:

IT Services BFSI HLS RCTG ENU MFG GMT Total IT Products Reconciling Items Entity Total

Revenue 23,692 8,767 13,449 14,228 17,029 12,198 89,363 8,166 (183) 97,346

Operating Income 4,790 1,404 2,548 3,588 3,385 2,235 17,950 131 (274) 17,807

Unallocated (105) - - (105)

Operating Income Total 17,845 131 (274) 17,702

Finance expense (495)

Finance and other income 3,361

Profit before tax 20,568

Income tax expense (4,251)

Profit for the period 16,317

Depreciation and amortization 2,501

Information on reportable segments on the old basis of segmentation is given below:

Particulars Quarter ended June 30, 2013* March 31, 2013 June 30, 2012 Year ended March 31, 2013

1. Segment Revenue

- IT Services 89,363 85,538 83,143 338,431

- IT Products 8,166 10,746 9,533 39,238

Total IT Services and Products 97,529 96,284 92,676 377,669

Consumer Care and Lighting (Discontinued operation) - 10,440 9,798 40,594

Others (Discontinued operation) - 3,393 3,887 14,785

Reconciling items (183) 147 169 560

Net Revenues from Operations 97,346 110,264 106,530 433,608

2. Segment Operating Income

- IT Services 17,845 17,268 17,443 69,933

- IT Products 131 268 211 990

Total IT Services and Products 17,976 17,536 17,654 70,923

Consumer Care and Lighting (Discontinued operation) - 1,337 1,139 5,012

Others (Discontinued operation) - (23) 97 290

Reconciling items (274) (472) (168) (1,079)

Total Segment Operating Income 17,702 18,378 18,722 75,146

Finance expense (495) (402) (1,367) (2,822)

Finance and other income 3,361 3,677 2,692 12,827

Share of profits/(losses) of equity accounted investees - 97 (102) (107)

Profit before tax 20,568 21,750 19,945 85,044

Income tax expense (4,251) (4,376) (4,046) (18,349)

Profit for the period 16,317 17,374 15,899 66,695

3. Average Capital Employed

IT Services and Products 162,924 160,535 157,295 157,006

Consumer Care and Lighting (Discontinued operation) - 24,686 23,279 23,434

Others (Discontinued operation) - 11,306 11,736 11,419

Reconciling items 189,206 207,887 164,621 188,134

Total Capital Employed 352,130 404,414 356,931 379,993

4. Return on Capital Employed

IT Services and Products 44% 44% 45% 45%

Consumer Care and Lighting (Discontinued operation) - 22% 20% 21%

Others (Discontinued operation) - -1% 3% 3%

Total 20% 18% 21% 20%

*Opening capital employed is representated net off adjustment of capital employed relating to diversified business.

Reconciliation of the reportable segment revenue and profit before tax:

Three months ended June 30, 2013 March 31, 2013 June 30, 2012 Year ended March 31, 2013

Revenues:

Revenue as per segment reporting - 110,264 106,530 433,608

Less: Foreign exchange (gains) / losses, net included in segment revenue - (27) (1,656) (2,654)

Less: revenues from discontinued operations (note 10) - (14,160) (14,005) (56,706)

Inter-group transactions - 1 42 8

Revenue from continuing operations - 96,078 90,827 374,256

Profit before tax:

Profit before tax as per segment reporting - 21,750 19,945 85,045

Less: profit before tax for discontinued operations (note 10) - (1,938) (1,366) (6,449)

Profit before tax for Continuing operations - 19,811 18,579 78,596